EXHIBIT 12
HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Fiscal Years Ended in December
(Thousands of Dollars)

	Six Months
	Ended July 1,	Years Ended in December
	2007	2006	2005	2004	2003	2002
Earnings available for fixed charges:
Net earnings (loss)	$37,691	230,055	212,075	195,977	157,664	(170,674)
Add:
Cumulative effect of accounting change	—	—	—	—	17,351	245,732
Fixed charges	18,572	39,055	42,394	43,890	68,467	99,209
Income taxes	33,870	111,419	98,838	64,111	69,049	29,030

Total	$90,133	380,529	353,307	303,978	312,531	203,297

Fixed charges:
Interest expense	$12,845	27,521	30,537	31,698	52,462	79,342
Rental expense representative of interest factor	5,727	11,534	11,857	12,192	16,005	19,867

Total	$18,572	39,055	42,394	43,890	68,467	99,209

Ratio of earnings to fixed charges	4.85x	9.74x	8.33x	6.93x	4.56x	2.05x